1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date December 12, 2014	By /s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

These materials contained in this announcement are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, the securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ISSUE OF SUPPLEMENTARY PROSPECTUS

ISSUE OF SUPPLEMENTARY PROSPECTUS

Yancoal Australia issued the supplementary prospectus on the Convertible Hybrid Bonds on ASX.

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

ISSUE OF SUPPLEMENTARY PROSPECTUS

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 24 November 2014 (the “Announcement”) in relation to the issue of the Prospectus by Yancoal Australia Limited (“Yancoal Australia”). Unless otherwise indicated, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

Yancoal Australia issued the supplementary prospectus on the Convertible Hybrid Bonds on ASX on 12 December 2014 (the “Supplementary Prospectus”), revising the key dates table in the Prospectus extracted as follows:

Key dates for the Offer	Date

Closing Date for the Offer	5.00pm, 22 December 2014

Shortfall bookbuild	23 December 2014

Issue Date	31 December 2014

Subordinated Capital Notes expected to commence trading on ASX on a deferred settlement basis	2 January 2015

Holding Statements dispatched	6 January 2015

Subordinated Capital Notes expected to commence trading on ASX on a normal settlement basis	8 January 2015

The key dates for the Offer are indicative only and may change without notice. All references to time are to Sydney time.

The Issuer may vary the timetable, including by extending the Closing Date, closing the Offer early without notice or accepting late Applications, whether generally or in particular cases, or withdrawing the Offer at any time before the Subordinated Capital Notes are issued. If the Offer is withdrawn before the issue of Subordinated Capital Notes, all Application Payments received by the Issuer will be refunded (without interest) to Applicants as soon as possible after the withdrawal.

All corresponding dates in the Prospectus are deemed to be amended to reflect this revised timetable.

Please refer to the Appendix for the full Supplementary Prospectus. The Supplementary Prospectus must be read together with the Prospectus.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

12 December 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Appendix – The Supplementary Prospectus

Yancoal SCN Limited ACN 602 841 556
Supplementary prospectus
Important Information
This document is a supplementary prospectus (Supplementary Prospectus). It supplements a prospectus dated 24 November 2014 issued by Yancoal SCN Limited ACN 602 841 556 (Issuer) offering subordinated perpetual convertible capital notes (Subordinated Capital Notes) (the Prospectus).
This Supplementary Prospectus must be read together with the Prospectus. To the extent of any inconsistency between the Prospectus and this Supplementary Prospectus, the terms of this Supplementary Prospectus will prevail. A term with a defined meaning in the Prospectus has the same meaning in this Supplementary Prospectus, unless indicated or the context requires otherwise.
This Supplementary Prospectus was lodged with the Australian Securities and Investments Commission (ASIC) on 12 December 2014. Neither ASIC, the ASX nor the Consenting Parties, nor their respective officers, take any responsibility for the contents of this Supplementary Prospectus.
The Prospectus and the Supplementary Prospectus are important and should both be read in their entirety. Please consult your legal, financial or other professional adviser if you do not fully understand the contents of these documents.
Extension of the Offer
The Takeovers Panel proceedings commenced by Senrigan Capital Management Ltd 1 remain on foot and have not concluded. In light of this, the Issuer’s Directors have decided to extend the Closing Date of the Offer to 22 December 2014. Completed Application Forms must be received by the Share Registry by no later than 5.00pm (Sydney time) on 22 December 2014.
As a consequence of the extension of the Closing Date the Issuer has varied some of the key dates applicable to the Offer. The key dates table in the Key Dates section on page 4 of the Prospectus is varied as follows:
Key dates for the Offer Date
Closing Date for the Offer 5.00pm, 22 December 2014
Shortfall bookbuild 23 December 2014
Issue Date 31 December 2014
Subordinated Capital Notes expected to commence trading on ASX on a deferred settlement basis 2 January 2015
Holding Statements dispatched 6 January 2015
Subordinated Capital Notes expected to commence trading on ASX on a normal settlement basis 8 January 2015
The key dates for the Offer are indicative only and may change without notice. All references to time are to Sydney time. The Issuer may vary the timetable, including by extending the Closing Date, closing the Offer early without notice or accepting late Applications, whether generally or in particular cases, or withdrawing the Offer at any time before the
1 See the Chairman’s Letter and Sections 1.5.18 and 7.2.12 of the Prospectus.
This Supplementary Prospectus is dated 12 December 2014 and intended to be read with the Prospectus dated 24
November 2014 relating to the Offer by YancoalSCN Limited ACN 602 841 556. page 1

Subordinated Capital Notes are issued. If the Offer is withdrawn before the issue of Subordinated Capital Notes, all Application Payments received by the Issuer will be refunded (without interest) to Applicants as soon as possible after the withdrawal.
All corresponding dates in the Prospectus are deemed to be amended to reflect this revised timetable.
Applications
An Applicant wishing to apply for Subordinated Capital Notes should still use the Application Form for Subordinated Capital Notes that accompanied the Prospectus.
Approval of Supplementary Prospectus
This Supplementary Prospectus is issued by the Issuer and its issue has been authorised by a resolution of the Directors of the Issuer.
Signed for and on behalf of Yancoal SCN Limited
date 12/12/2014
sign here
Director/Company secretary
print name Ling ZHANG
This Supplementary Prospectus is dated 12 December 2014 and intended to be read with the Prospectus dated 24 November 2014 relating to the Offer by YancoalSCN Limited ACN 602 841 556. page 2

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC